UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

___   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
HOURLY 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219-1711

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Louisiana-Pacific Retirement Plans:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2008

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Cash	$ 40,542	$ -
Investments — at fair value:		
Common trust fund	10,754,164	10,407,780
Louisiana-Pacific Corporation common stock	15,179,344	28,090,758
Mutual funds	61,818,391	57,932,577
Loan fund	4,955,368	-
Total investments	92,707,267	96,431,115
Contribution receivable	15	1,691,686
Total assets	92,747,824	98,122,801
LIABILITIES — Administrative expenses payable	31,056	49,444
Net assets available for benefits at fair value	92,716,768	98,073,357
Adjustment from fair value to contract value for fully benefit — responsive investment contracts	(63,561)	89,223
NET ASSETS AVAILABLE FOR BENEFITS	$92,653,207	$98,162,580

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Investment income:		
Dividend income	$ 5,010,093	$ 3,769,256
Interest income	356,470	-
Net depreciation in fair value of investments (includes realized gains and losses)	(8,438,093)	(3,695,270)
Total investment income (loss)	(3,071,530)	73,986
Employer contributions	2,269,495	3,956,571
Employee contributions	4,460,482	3,222,927
Total additions	3,658,447	7,253,484
DEDUCTIONS:		
Administrative expenses	171,106	217,988
Distributions to participants	8,996,714	8,751,647
Total deductions	9,167,820	8,969,635
NET DECREASE	(5,509,373)	(1,716,151)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	98,162,580	99,878,731
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$92,653,207	$98,162,580

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following brief description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General — The Plan is a defined contribution and profit sharing plan covering all hourly employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and certain temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of a minimum of three members appointed by LP.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit IRAs.

Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $15,500 and $15,000 for 2007 and 2006, respectively. Participants over 50 years of age may contribute an additional $5,000 for 2007 and 2006, under certain circumstances.

LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. In 2006, LP made a discretionary profit sharing contribution of 2% of eligible compensation; no discretionary profit sharing contribution was made in 2007. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Vesting of Benefits — Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions in the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)
- Death
- Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust ("ESOT") — see below)
- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002

Distribution of Benefits — Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65
- Death of the participant
- Termination of employment

If the participant has an account balance less than $1,000 in the Plan, distribution to a participant or beneficiary will be made in one lump-sum distribution. Installment payments or partial distributions are not permitted. If account balance is more than $1,000, participants can elect to take their balance in one lump-sum distribution or they may elect installment payments or a partial distribution.

Loans to Participants — Effective January 1, 2007, the Plan was amended to allow participant loans. Participants may borrow from their fund accounts up to a maximum of $50,000 or 45% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Hardship Withdrawals — No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeitures — Plan funds forfeited by participants who terminated employment before they were vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed for the plan year. In 2007 and 2006, the amounts forfeited were $433,327 and $353,899, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Financial Instruments and Income Recognition — The carrying amounts of cash and contribution receivable approximate fair value due to the maturity of the instruments.

The Plan's investments in common trust funds are valued based on the fair values of the underlying investments, which are based on quoted market prices.

The Plan's investments in mutual funds and LP common stock are valued at fair value, which is determined by quoted market prices.

Participant loans receivable are valued at the outstanding principal balance of the loans, which approximates fair value. Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years, or 10 years if used to purchase a primary residence. Interest is charged based on the prime rate at the time of the loan. Loans and/or interest payments of participants currently employed by Louisiana Pacific are collected every two weeks through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2007 ranged from 8.5% to 9.25%.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Benefit Payments — Benefit payments are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Adoption of New Accounting Standard — Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, with respect to fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Fund (the "Fund"), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

Recently Issued Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurement*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan's financial statements.

3. PLAN TERMINATION

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

4. ADMINISTRATION OF PLAN ASSETS

As of December 31, 2007 and 2006, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

5. INVESTMENTS

Assets held by the Plan that represent 5% or more of the Plan's net assets available for benefits at December 31, 2007 and 2006 are as follows:

	2007	2006
Louisiana-Pacific Corporation Common Stock	$15,179,344	$28,090,758
T. Rowe Price Balanced Fund	8,682,165	9,155,242
T. Rowe Price Growth Stock Fund	10,630,231	10,567,980
T. Rowe Price Stable Value Fund — Retail Class	N/A	10,407,780
T. Rowe Price Stable Value Fund — Institutional Class	10,752,817	N/A
T. Rowe Price 2030 Retirement Fund	7,348,211	6,359,896
T. Rowe Price 2020 Retirement Fund	6,747,647	5,753,439
Julius Baer International Equity — Institutional Class	5,124,530	N/A
Loan Fund	4,955,368	N/A

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

6. RELATED-PARTY TRANSACTIONS

As of December 31, 2007 and 2006, certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Associates, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan Sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

7. TAX STATUS

The Internal Revenue Service has determined and informed LP, by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

8. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, appreciated (depreciated) in value for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Investments — at fair value:		
Mutual funds	$ 670,344	$ 4,680,936
Common stocks	(9,108,437)	(8,376,206)
Net change in fair value	$ (8,438,093)	$ (3,695,270)

9. CONCENTRATION OF RISK

The Plan invests in various securities, including mutual funds, common stock, and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

10. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 92,653,207	$ 98,162,580
Adjustment from contract value to fair value for fully benefit — responsive investment contracts	63,561	(89,223)
Net assets available for benefits per the Form 5500	$ 92,716,768	$ 98,073,357

The following is a reconciliation of net depreciation in fair value of investments (includes realized gains and losses) for the year ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net depreciation in fair value of investments per financial statements	$ (8,438,093)	$ (3,695,270)
Adjustment from contract value to fair value for fully benefit — responsive investment contracts	152,784	(89,223)
Net depreciation in fair value of investments per Form 5500	$ (8,285,309)	$ (3,784,493)

* * * * * *

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	(f) Current Value
*	T. Rowe Price Stable Value Fund — Retail Class	Common Trust Fund	1,347	(1)	1,347
*	T. Rowe Price Stable Value Fund — Institutional Class	Common Trust Fund	10,689,256	(1)	10,752,817
	Julius Baer International Equity — Institutional Class	Mutual Fund	114,694	(1)	5,124,530
	PIMCO Total Return Fund Institutional Class	Mutual Fund	357,106	(1)	3,817,458
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	107,992	(1)	2,425,505
*	T. Rowe Price Balanced Fund	Mutual Fund	421,464	(1)	8,682,165
*	T. Rowe Price Equity Income Fund	Mutual Fund	25,508	(1)	716,765
*	T. Rowe Price Growth Stock Fund	Mutual Fund	315,812	(1)	10,630,231
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	20,475	(1)	1,180,817
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	175,594	(1)	2,846,376
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	380,363	(1)	6,747,647
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	385,733	(1)	7,348,211
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	234,003	(1)	4,492,859
*	T. Rowe Price Retirement Income Fund	Mutual Fund	53,041	(1)	705,446
	Vanguard Institutional Index	Mutual Fund	33,685	(1)	4,518,500
	Oppenheimer Main ST. SM CAP Y	Mutual Fund	125,091	(1)	2,581,881
*	Louisiana-Pacific Corporation	Common Stock	1,109,601	(1)	15,179,344
*	Loan Fund	Participant Loans (Interest rates between 8.5% and 9.25%, maturing between 2007 and 2012)	N/A	(1)	4,955,368
					$ 92,707,267

* Party-in-interest.

(1) Cost is not required, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: Jeffrey Poloway
Jeffrey Poloway, Member

Dated: June 25, 2008

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110243 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 25, 2008, appearing in the Annual Report on Form 11-K of Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

June 25, 2008

END

END